Exhibit (h)(x)

AMENDMENT TO THE

TRANSFER AGENCY AND REGISTRAR AGREEMENT

THIS AMENDMENT, effective June 16, 2006 is made to the Combined Transfer Agency and Registrar Agreement dated June 13, 2003 (the “Agreement”) by and among Munder Series Trust (“MST”), on behalf of each of its series, Munder Series Trust II (“MST II”), on behalf of each of its series, and The Munder @Vantage Fund (“@Vantage”), and PFPC Inc. (“Transfer Agent”).

WITNESSETH

WHEREAS, the rules under Regulation S-P require any person who maintains or possesses consumer report information or any compilation of information derived from a consumer report for a business purpose to properly dispose of the information by taking reasonable measures to protect against unauthorized access to or use of the information in connection with its disposal;

WHEREAS, the Transfer Agent may possess consumer report information through its provision of services to the MST, MST II and @Vantage; and

WHEREAS, in accordance with Section 19 of the Agreement, the parties desire to amend the Agreement with respect to the provisions set forth in Section 17(b) of the Agreement.

NOW THEREFORE, the parties agree that the Agreement shall be amended as follows:

1.	Section 17(b) of the Agreement is hereby deleted in its entirety and replaced with the following:

“(b) The parties agree that any Nonpublic Personal Information, as defined under Section 248.3(t) of Regulation S-P (“Regulation S-P”), promulgated under the Gramm-Leach-Bliley Act (“Act”), disclosed by a party hereunder is for the specific purpose of permitting the other party to perform the services set forth in this Agreement. Each party agrees that, with respect to such information, it will comply with Regulation S-P and the Act and that it will not disclose any Nonpublic Personal Information received in connection with this Agreement, to any other party, except to the extent as necessary to carry out the services set forth in this Agreement or as otherwise permitted by law or regulation. The Transfer Agent agrees to adopt written policies and procedures that address administrative, technical and physical safeguards for the protection of information of consumers or customers of the Funds. The Transfer Agent agrees that when disposing of consumer report information or any compilation of information derived from a consumer report, the Transfer Agent shall only dispose of such information in a manner which reasonably protects against unauthorized access or use in connection with its disposal.”

2.	This Amendment contains the entire understanding among the parties with respect to the transactions contemplated hereby. To the extent that any provision of this Amendment modified or is otherwise inconsistent with any provision of the Agreement and related agreements, this Amendment shall control, but the Agreement and all related documents shall otherwise remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers, as of the day and year first above written.

MUNDER SERIES TRUST MUNDER SERIES TRUST II THE MUNDER @VANTAGE FUND		PFPC INC.

By:	/s/ Amy D. Eisenbeis	By:	/s/ Michael DeNofrio
Name:	Amy D. Eisenbeis	Name:	Michael DeNofrio
Title:	Assistant Secretary	Title:	Executive Vice President